
PETROBANK
ENERGY AND RESOURCES LTD.


06014294


SEC MAIL PROCESSING
RECEIVED
JUN 12 2006
WASH, D.C. 213 SECTION

82-34812

June 5, 2006

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street NW
Washington D.C. 20549

SUPPL

Re: Petrobank Energy and Resources Ltd.

Dear Sir or Madam:

Pursuant to Regulation 12g3.2(b) please find enclosed documents made public and filed with Canadian Securities Regulators that form part of the continuous disclosure record of Petrobank Energy and Resources Ltd.

Sincerely,

T Munzel

Tanya Munzel
for:

Corey C. Ruttan
Director of Corporate Finance and Investor Relations

dw 6/12

2600, 240 – 4TH AVENUE SW, CALGARY, ALBERTA, CANADA, T2P 4H4 MAIN: (403) 750-4400 FAX: (403) 266-5794 www.petrobank.com



NEWS RELEASE

PETROBANK STRENGTHENS OIL SANDS RESOURCE BASE

Calgary, Alberta – June 5, 2006 - (TSX: PBG, PBG.NT.A, OSLO: PBGN) Petrobank Energy and Resources Ltd. ("Petrobank") reports that the gross bitumen-in-place estimate has increased by 22% on the 60 sections of oil sands leases owned by its 84% subsidiary, WHITESANDS Insitu Ltd. ("WHITESANDS"), to 1.6 billion barrels, based on a May 2006 Fekete Associates Ltd. ("Fekete") resource evaluation. A subsequent recoverable reserve and resource assessment by McDaniel Associates Ltd. ("McDaniel") effective May 1, 2006 estimates an initial gross recoverable bitumen volume of up to 536 million barrels, which includes 24.6 million barrels of gross probable reserves and 70.0 million barrels of gross probable plus possible reserves.

WHITESANDS has recently acquired additional lands and now owns 60 sections or 38,400 acres of oil sands leases. Previously, in April 2004, Fekete estimated 1.3 billion barrels of gross bitumen-in-place on the then existing 45-section land base. An additional 17 square kilometers of 3-D seismic was acquired, contiguous with the initial 3-D survey on the lands, during the first quarter of 2006 bringing the total amount of seismic to 37 square kilometers. In the May 2006 update of the resource evaluation, Fekete incorporated the limited data from additional lands and the new seismic and now estimates a gross bitumen-in-place resource of 1.6 billion barrels. Gross bitumen-in-place is the gross volume of bitumen estimated, at a particular time, to be initially contained in a reservoir before any production and without regard for the extent to which volumes will be economically recoverable.

WHITESANDS also initiated an initial independent recoverable reserve and resource evaluation of the lands and engaged McDaniel, due to its extensive experience with in-situ oil sands reserve evaluations, specifically in the area surrounding the WHITESANDS lands. In its reserve and resource engineering evaluation, McDaniel used a SAGD (Steam Assisted Gravity Drainage) recovery model as the basis for estimating initial recoverable reserves. McDaniel limited its evaluation to existing well data in defining the recoverable reserves and did not incorporate any of the 37 square kilometers of seismic data or those sections without well bores. WHITESANDS has a total of 47 wells on the lands, including 16 wells in the pilot project area. The McDaniel evaluation assigns an initial gross recoverable bitumen volume of up to 536 million barrels, which includes 24.6 million barrels of gross probable reserves and 70.0 million barrels of gross probable plus possible reserves on two of the 60 sections of oil sands leases owned by WHITESANDS. Given the limited well density on the lands and the significant amount of area with McMurray channel indicated by seismic and channel trend, the McDaniel evaluation is considered by Petrobank to be conservative and that with additional drilling there is the strong potential to delineate significant additional reserves and recoverable resource. As a result, WHITESANDS is planning a summer drilling program in easily accessed areas, to be followed up in early 2007 with a similar program in winter access areas. Subject to the successful demonstration of the THAI™ recovery process at WHITESANDS, we also plan to update the reserve evaluation based on the THAI™ recovery process.

The following tables summarize the McDaniel Reserve report:

WHITESANDS' ESTIMATED SHARE OF REMAINING RESERVES AND RESOURCES AS OF MAY 1, 2006

Based on DilBit Blending Scenario	Gross [1] (MBbl) [5]	Net [2] (MBbl) [5]
Probable Reserves (2P)	24,672	24,425
Probable plus Possible Reserves (3P)	70,040	63,923
Low Estimate Contingent Resources [3] [4]	266,038	245,579
Best Estimate Contingent Resources	364,330	329,886
High Estimate Contingent Resources	466,837	420,022

(1) Gross resources include the working interest reserves and resources before deductions of royalties payable to others.
(2) Net reserves and resources include gross resources after royalties payable to others plus royalty interest resources.
(3) Contingent resources, as evaluated by McDaniel, are those quantities of bitumen estimated to be potentially recoverable from known accumulations but are classified as a resource rather than a reserve primarily due to the absence of regulatory approvals, detailed design estimates and near term development plans.
(4) A low estimate means high certainty, a best estimate means most likely and a high estimate means low certainty.
(5) MBbl means thousands of barrels.

WHITESANDS' ESTIMATED SHARE OF NET PRESENT VALUES AS OF MAY 1, 2006 CDN $MM [1] [2] [3] [4]

	Cdn $MM Net Present Value Discounted At:		
Based on Dilbit Blending Scenario	4%	8%	10%
Probable Reserves (2P)	(16)	(61)	(78)
Probable plus Possible Reserves (3P)	371	160	92
Low Estimate Contingent Resources	1,358	655	430
Best Estimate Contingent Resources	2,091	967	638
High Estimate Contingent Resources	2,897	1,285	848

(1) Based on McDaniel April 1, 2006 forecast bitumen netback prices.
(2) Interest expenses and corporate overhead, etc. were not included.
(3) The net present values may not necessarily represent the fair market value of the reserves and resources.
(4) A low estimate means high certainty, a best estimate means most likely and a high estimate means low certainty.

While SAGD is the recognized technology used to define in-situ oil sands reserves at the present time, THAI™ has many potential benefits over SAGD including expected higher resource recovery (70%-80% versus 30%-50% for SAGD), lower production and capital

costs, minimal usage of natural gas and fresh water, a partially upgraded crude oil product, reduced diluent requirements for transportation, and lower greenhouse gas emissions. The THAI™ process also has the potential to operate in lower pressure, lower quality, thinner and deeper reservoirs than current steam–based recovery processes. The successful application of THAI™ would have an enormous impact of on resource recovery and estimates of reserve volumes.

Early operations at the WHITESANDS project began in March 2006 with steam injection into the first vertical injection well followed by steam injection with early fluid production from the horizontal well in April. This steam injection phase is the Pre Injection Heating Cycle ("PIHC") and is necessary to condition the reservoir prior to air injection and the initiation our patented THAI™ technology. The PIHC is programmed to last approximately three months, creating bitumen mobility in the area around the vertical air injection well, and bitumen flow and production in the horizontal well. We are targeting to initiate air injection into the first well pair later in June. Once we have commenced air injection in the first well pair we will begin the PIHC in the second well pair incorporating knowledge of reservoir response characteristics and operational efficiencies from the first well pair. We plan to have all three well pairs on air injection by the end of the year. Through the end of May, field operations have exhibited improving plant efficiencies through the early start up and operating phases.

We believe that THAI™ can also be applied to other heavy oil deposits beyond the Canadian oil sands and it is our strategy to next initiate projects in mobile oil reservoirs in Canada and/or internationally. Our goal is to capture a global portfolio of heavy oil resources where the application of our THAI™ technology can lead to greatly improved recovery rates and significant long-term value growth for the Company. In support of this activity, we are evaluating, with our Latin American subsidiary Petrominerales Ltd., two recently acquired Technical Evaluation Areas in Colombia covering 1,146,922 acres with a potential for THAI™ suitable heavy oil accumulations.

Petrobank Energy and Resources Ltd.

Petrobank Energy and Resources Ltd. is a Calgary-based oil and natural gas exploration and production company with operations in western Canada and Colombia. The Company operates high-impact projects through three business units. The Canadian Business Unit combines conventional oil and gas operations with two higher potential coalbed methane opportunities. The Latin American Business Unit produces oil through two Incremental Production Contracts in Colombia and has five new exploration blocks and three Technical Evaluation Areas covering a total of 2.5 million acres in the Llanos and Putumayo Basins. The Heavy Oil Business Unit owns 38,400 acres of oil sands leases and is constructing the WHITESANDS pilot project to field-demonstrate Petrobank's patented THAI™ heavy oil recovery process. THAI™ is an evolutionary in-situ combustion technology for the recovery of bitumen and heavy oil that combines a vertical air injection well with a horizontal production well. THAI™ integrates existing proven technologies and provides the opportunity to create a step change in the development of heavy oil resources globally.

Certain statements in this release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this press release contains forward-looking statements relating to, prospects for technologies which remain unproven and the expected amount and timing of capital projects. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the ability to economically test, develop and utilize the technologies described herein, the feasibility of the technologies, general economic, market and business conditions; fluctuations in oil and gas prices; the results of exploration and development of drilling and related activities; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrobank that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

FOR FURTHER INFORMATION PLEASE CONTACT:

John D. Wright, President and Chief Executive Officer,
Chris J. Bloomer, Vice-President Heavy Oil and Chief Financial Officer, or
Corey Ruttan, Vice-President Finance
Telephone: (403) 750-4400


PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
(403) 750-4400
(403) 266-5794
E-mail: ir@petrobank.com
Website: www.petrobank.com
TSX: PBG, PBG.NT.A, OSLO: PBGN


PETROBANK
ENERGY AND RESOURCES LTD.

June 5, 2006


RECEIVED
JUN 1 2 2006
213
PROCESSING
SECTION

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street NW
Washington D.C. 20549

Re: Petrobank Energy and Resources Ltd.

Dear Sir or Madam:

Pursuant to Regulation 12g3.2(b) please find enclosed documents made public and filed with Canadian Securities Regulators that form part of the continuous disclosure record of Petrobank Energy and Resources Ltd.

Sincerely,

Tanya Munzel
for:

Corey C. Ruttan
Director of Corporate Finance and Investor Relations

2600, 240 – 4TH AVENUE SW, CALGARY, ALBERTA, CANADA, T2P 4H4 MAIN: (403) 750-4400 FAX: (403) 266-5794 www.petrobank.com